SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------
                               Primark Corporation
                            (Name of Subject Company)


                               Primark Corporation
                      (Name of Person(s) Filing Statement)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                    741903108
                      (CUSIP Number of Class of Securities)

                            Michael R. Kargula, Esq.
                    Executive Vice President, General Counsel
                                  and Secretary
                               Primark Corporation
                         1000 Winter Street, Suite 4300N
                          Waltham, Massachusetts 02451
                            Telephone: (781) 466-6611

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)
                                 ---------------

                                 with a copy to:

                            Stephen W. Hamilton, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                           1440 New York Avenue, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 371-7000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                          [Primark Logo and Letterhead]


                                                                       NEWS
                                                                       RELEASE

                        PRIMARK AGREES TO ACQUISITION BY
                             THE THOMSON CORPORATION
                 Thomson to Make $38 Per Share Cash Tender Offer


WALTHAM, MA, and TORONTO, ONTARIO, June 5, 2000 - Primark Corporation (NYSE/PCX:
PMK) and The Thomson Corporation (TSE: TOC) today jointly announced a merger agreement under which Thomson will acquire Primark.

Under terms of the agreement, unanimously approved by the Boards of Directors of both companies, Thomson will make a cash tender offer for all shares of Primark stock at US$38.00 per share, or approximately US$842 million. Thomson will also assume approximately US$235 million in Primark debt.

Joseph E. Kasputys, Primark's Chairman and Chief Executive Officer, will become Chairman of Thomson Financial. "This acquisition by Thomson is consistent with Primark's three primary objectives: serving the best interests of our customers, providing career opportunities for our talented employees and enhancing shareholder value. We strongly believe that Thomson Financial, with its industry expertise, world-class content and significant resources, is the ideal partner for Primark. Shareholders, customers and employees of both organizations will realize exceptional benefits from this combination," stated Kasputys.

"With the acquisition of Primark, Thomson is taking another significant step to strengthen its global information offerings, in particular, the content and software applications we provide to the financial services market," commented Richard J. Harrington, President and Chief Executive Officer of The Thomson Corporation. "Primark's extensive data, analytical tools and workflow solutions are extremely complementary to our existing products and will provide significant added value to Thomson's current customers. In addition, Primark's strong European and international operations will greatly expand Thomson Financial's global presence and capabilities - a key requirement to service these high-growth market opportunities."

"We are extremely excited to be adding a company of Primark's caliber to the Thomson Financial family," said Patrick J. Tierney, President and Chief Executive Officer of Thomson Financial. "Primark's highly regarded analytical product range and innovative desktop applications will enhance our offerings to the fund management, investment banking and brokerage communities, and provide new and far-reaching channels for distributing our broad content offerings. We look forward to working with the Primark team to provide our customers with an expanded portfolio of products and services."

The transaction, which is expected to be completed during the second half of the year, is conditioned upon the tender of 51% of the eligible shares, the expiration or termination of customary regulatory approvals, and other customer closing conditions.

Security holders of Primark Corporation should read the Tender Offer Statement on Schedule TO filed by Marquee Acquisition Corporation and The Thomson Corporation when it becomes available as it will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents for free at the SEC's website www.sec.gov.

About Primark
Primark Corporation (www.primark.com), headquartered in Waltham, Massachusetts, is a $500 million global information services company that collects, integrates and delivers financial, and economic information. Through its premier brands, such as A-T Financial Information, Baseline, Disclosure, Datastream, Global Access, GlobalTOPIC, I/B/E/S, MarketEye, PIMS, WEFA, Worldscope and Vestek, Primark is at the forefront of the international investment information business. Primark serves financial, corporate and government decision-makers in 61 countries through 86 offices in 24 countries. Over 1,000 of Primark's 3,500 employees are engaged in the collection of financial and economic data.

About Thomson Financial
Thomson Financial (www.thomsonfinancial.com), part of The Thomson Corporation, is a US$1.44 billion provider of e-information services and integrated work solutions to the worldwide financial community. Through the widest range of products and services in the industry, Thomson Financial helps clients in more than 70 countries make better decisions, be more productive and achieve superior results.

About The Thomson Corporation
The Thomson Corporation (www.thomson.com), with 1999 revenues of US$5.8 billion, is a leading, global e-information and solutions company in the business and professional marketplace. The Corporation's common shares are listed on the Toronto and London Stock Exchanges.

This news release includes forward-looking statements, which are based on the Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to materially differ from those anticipated. Such risks and uncertainties include, among others, general business and economic conditions and competitive actions.

                                       ###

For further information, please contact:


Thomson Investor Contact:
------------------------
John Kechejian
Vice President, Investor Relations
(203) 969-8700
john.kechejian@thomson.com

Thomson Media Contact:
---------------------
Janey Loyd
Vice President, Corporation Communications
(203) 969-8700
janey.loyd@thomson.com

Primark Contact:
---------------
Vicki Van Mater
Director of Corporate Communications
(703) 790-7613
vicki.vanmater@primark.com